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                                        November 5, 1996

Allmerica Financial Life Insurance and Annuity Company
440 Lincoln Street
Worcester MA 01653

Gentlemen:

This opinion is furnished in connection with the filing by Allmerica Financial Life Insurance and Annuity Company of an Initial Registration Statement on Form S-6 under the Securities Act of 1933 with respect to the modified single payment variable life insurance contracts ("Contracts") allocated to its SPVUL Account. The prospectus included in the Initial Registration Statement describes the Contracts. I am familiar with and have provided actuarial advice concerning the preparation of the Initial Registration Statement, including exhibits.

In my professional opinion, the illustration of death benefits and cash values included in Appendix C of the prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the Contract. The rate structure of the Contracts has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear more favorable to a prospective purchaser of a Contract for Insureds age 55 than to prospective purchasers of Contracts for Insureds at other ages or underwriting classes. I am also of the opinion that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allmerica Financial Life Insurance and Annuity Company.

I hereby consent to the use of this opinion as an exhibit to the Initial Registration Statement.

                             Sincerely,

                             /s/ William H. Mawdsley
                             William H. Mawdsley, FSA, MAAA
                             Vice President and Actuary